SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

November 6, 2007

United States Securities and Exchange Commission
Office of International Corporate Financ[redacted]
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

07028069

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

SUPPL

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
November 6, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated October 23, 2007
2. News Release – dated October 29, 2007

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 23, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS GRANTS STOCK OPTIONS

Sultan Minerals Inc. (TSX Venture: **SUL**) (the "Company") has granted a total of 3,000,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring October 23, 2012, at a price of $0.29 per share. The stock options were issued in accordance with the Company's stock option plan approved by the Company's shareholders on April 27, 2007, and are subject to vesting provisions over an 18-month period from the date of grant.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 29, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS PROJECT UPDATE, JERSEY-EMERALD PROPERTY, BRITISH COLUMBIA, CANADA

Vancouver, B.C. - Sultan Minerals Inc. (SUL - TSX-V) ("Sultan") is pleased to provide an update on its activities at its 100% owned Jersey-Emerald project in southeastern BC, Canada. Sultan is aggressively pursuing a number of activities on the property in order to expedite the re-opening of the historic tungsten and lead-zinc mines, which were formerly owned and operated by Placer Dome.

The 2007 work program budgeted for $2,000,000 is underway on the Jersey-Emerald property and includes the following:

1. 40,000 feet of surface and underground diamond drilling to test the East Emerald Tungsten Zone, the East Dodger Tungsten Zone and the Dodger Molybdenum Zone. Diamond drilling and surface trenching are also testing extensions to the historic Jersey lead-zinc deposit.
2. A preliminary scoping study to determine the economic parameters for a mining plan to develop the existing tungsten resource was successfully completed in May (see Press Release of May 23, 2007).
3. Metallurgical testing of tungsten and molybdenum ore composites.
4. Researching historic mine records, and entering historic diamond drill logs and assays into a digital mine model.
5. Undertaking an environmental baseline study in order to expedite future development plans.
6. Underground surveying of the historic Jersey lead-zinc workings in preparation for an evaluation of the remaining drilled out lead-zinc resource.
7. Rehabilitating underground workings in preparation for a winter underground drill program.

Diamond drilling is currently continuing on the property and 61 drill holes, 19 underground and 42 surface holes, have now been completed in the Company's planned 2007, 40,000 ft, drill program. Assays have been received and reported for the initial 19 underground holes which investigated the East Dodger tungsten and molybdenum zones (refer to Press Release of June 6, 2007 and July 18, 2007). The surface drill program has targeted extension to the Jersey lead-zinc deposit (refer to Press Release of September 24, 2007), the East Emerald Tungsten Zone, and the Dodger Tungsten Zone. Samples from the initial six holes from this round of surface drilling were shipped to Acme Labs Ltd in mid-September and assays are anticipated shortly.

Drill logs and assays for an additional 200 drill holes in the Emerald Tungsten Deposit have been entered into the digital data base for the mine in the ongoing compilation of the historic mine records. This completes the drill hole data base for this historic mine and will allow the company to complete a resource evaluation for this deposit.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures are used whereby drill core is split with a core splitter and half of the core sent by trucking company directly to Acme Labs Ltd in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation was done at the laboratory by Acme staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Catarina Cerqueira
Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

END